[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


November 21, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Ellen J. Sazzman, Senior Counsel

Re:      Jackson National Separate Account - I
         File Nos.:  333-136472 and 811-08664

Dear Commissioners:

Per conversations today with Ellen Sazzman, I was asked to consider adding language to the "Investment Divisions" section further describing the individual investment divisions. Please see the additional language attached, which is in all capital letters for ease of review. I trust this additional wording addresses your concerns.

If you have any questions, please call me at (517) 367-3835. Thank you.

Sincerely,

ANTHONY L. DOWLING

Anthony L. Dowling

                              INVESTMENT DIVISIONS

         Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account options. However, this is not guaranteed. It is possible for you to lose your Contract Value allocated to any of the Investment Divisions. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase will depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

         The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

                                JNL Series Trust

JNL/S&P Moderate Retirement Strategy Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC and Mellon Capital Management Corporation (co-Sub-Advisers)

         Seeks capital growth as its primary objective by investing in Underlying Exchange Traded Funds ("ETFs") that invest in equity and fixed income securities. Seeks current income as its secondary objective through its investment in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.

         UNDER NORMAL CIRCUMSTANCES, THE FUND OF FUND ALLOCATES APPROXIMATELY 30% TO 50% OF ITS ASSETS TO UNDERLYING ETFS THAT INVEST PRIMARILY IN EQUITY SECURITIES AND 50% TO 70% TO UNDERLYING ETFS THAT INVEST PRIMARILY IN FIXED-INCOME SECURITIES. WITHIN THESE ASSET CLASSES, THE FUND REMAINS FLEXIBLE WITH RESPECT TO THE PERCENTAGE IT WILL ALLOCATE AMONG UNDERLYING ETFS.

JNL/S&P Moderate Growth Retirement Strategy Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC and Mellon Capital Management Corporation (co-Sub-Advisers)

         Seeks capital growth and current income as its primary objective by investing in Underlying Exchange Traded Funds ("ETFs") that invest in equity and fixed income securities.

         UNDER NORMAL CIRCUMSTANCES, THE FUND OF FUND ALLOCATES APPROXIMATELY 50% TO 70% OF ITS ASSETS TO UNDERLYING ETFS THAT INVEST PRIMARILY IN EQUITY SECURITIES AND 30% TO 50% TO UNDERLYING ETFS THAT INVEST PRIMARILY IN FIXED-INCOME SECURITIES. WITHIN THESE ASSET CLASSES, THE FUND REMAINS FLEXIBLE WITH RESPECT TO THE PERCENTAGE IT WILL ALLOCATE AMONG UNDERLYING ETFS.

JNL/S&P Growth Retirement Strategy Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC and Mellon Capital Management Corporation (co-Sub-Advisers)

         Seeks capital growth as its primary objective by investing in Underlying Exchange Traded Funds ("ETFs") that invest in equity and fixed income securities. Seeks current income as its secondary objective through its investment in Underlying ETFs that invest primarily in domestic investment-grade and government fixed income securities.

         UNDER NORMAL CIRCUMSTANCES, THE FUND OF FUND ALLOCATES APPROXIMATELY 70% TO 90% OF ITS ASSETS TO UNDERLYING ETFS THAT INVEST PRIMARILY IN EQUITY SECURITIES, AND 10% TO 30% TO UNDERLYING ETFS THAT INVEST PRIMARILY IN FIXED-INCOME SECURITIES. WITHIN THESE ASSET CLASSES, THE FUND REMAINS FLEXIBLE WITH RESPECT TO THE PERCENTAGE IT WILL ALLOCATE AMONG UNDERLYING ETFS.

         The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The underlying Funds are available only through variable annuity contracts issued by Jackson National. They are NOT offered or made available to the general public directly.

         A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

         You should read the prospectus for the JNL Series Trust carefully before investing. Additional Funds and Investment Divisions may be available in the future.